June 23, 2010
Via Edgar & Federal Express
Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	The Timberland Company

Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No.: 1-9548
Dear Mr. Reynolds:
     This letter is being submitted by The Timberland Company (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”), as set forth in your letter to Mr. Jeffrey B. Swartz dated June 10, 2010.
     As you have requested, we have indicated in this response where we (i) have provided the requested information and (ii) are requesting the Staff’s permission to revise future filings in response to the Staff’s comments. For reference purposes, the text of your comments has been reproduced herein with responses below each numbered comment.

Mr. John Reynolds
June 23, 2010

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
General
Comment No. 1
     We note the statement on page 22 and elsewhere regarding the constant dollar non-GAAP measure, which excludes the impact of items “not under management’s direct control, such as changes in foreign exchange rates.” In future filings, please revise the non-GAAP measure discussion of currency effects beyond management’s control to briefly differentiate between those effects and the other foreign exchange effects described on page 39 that are to some degree under management’s control due to the actions you take “to mitigate [their] impact.”
Response 1:
     The Company acknowledges the Staff’s comments and will revise future filings accordingly.
Schedule II The Timberland Company Valuation and Qualifying Accounts, page 83
Comment No. 2
     We note on page 46 that you record reserves for sales returns and allowances. Please tell us why you do not include a rollforward of this valuation and qualifying account within Schedule II.
Response 2:
     The Company reduces revenue for estimated customer returns and allowances in the same period the related sales are recorded. The Company analyzes numerous qualitative and quantitative factors when evaluating the adequacy of the sales returns allowances for the period. The reserves for sales returns and allowances at December 31, 2009, 2008 and 2007 were $27.1 million, $26.5 million and $30.0 million, respectively, and are disclosed in Note 1- Summary of Significant Accounting Policies in the Company’s 10-K. The Company’s reserves for sales returns and allowances were approximately 2% of revenue for each of the last three years ended December 31, 2009. The Company does not believe changes in the reserves for sales returns and allowances have been material to a reader’s understanding of its results of operations or financial condition.
     Notwithstanding the fact that the Company believes that such information has not been material in the past, the Company will expand its disclosure in Schedule II – Valuation and Qualifying Accounts to include a rollforward of the activity between periods in the reserves for sales returns and allowances in future annual filings, beginning with the Company’s 2010 Annual Report on Form 10-K.

Mr. John Reynolds
June 23, 2010

SCHEDULE 14A
Executive Compensation, page 19
Comment No. 3
     We note that you have not included any disclosure in response to item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response 3:
     To determine whether any disclosure was required in response to Item 402(s) of Regulation S-K, the Company conducted an enterprise-wide compensation risk assessment in early 2010 (the “2010 CRA”), which included reviewing how particular risks to the Company, its business and its industry, as detailed in the Company’s 10-K, could be materially impacted by the Company’s compensation policies and practices or how other material risks to the Company could arise from such policies and practices.
     The 2010 CRA was conducted by management, including personnel from the finance, human resources, internal audit and legal functions. The 2010 CRA was then reviewed and approved by executive officers of the Company, including the Chief Financial Officer, Chief Culture Officer and General Counsel and presented to and reviewed by the Management Development and Compensation Committee and the Audit Committee of the Company’s Board of Directors.
     As a result of the 2010 CRA, the Company determined that any risks arising from its compensation policies and practices were not reasonably likely to have a material adverse effect on the Company. Therefore, in accordance with Section 402(s), the Company did not provide any disclosure in its Definitive Proxy Statement on Schedule 14A filed March 30, 2010.
     The Company considered the potential risks arising from the policies and practices related to the following items in making its determination: base compensation; incentive compensation, including overall plan design, performance metrics, vesting periods, maximum payouts and exercise of negative discretion; internal controls; and review and approval of compensation decisions. Additionally, while the Company understands that the list of situations in Section 402(s) that may trigger disclosure is not exhaustive, the Company determined that no individual business unit of the Company carries a significant portion of the Company’s risk profile; no business unit has compensation structured significantly differently than others; no material business unit has compensation expense that comprises a significant percentage of the business unit’s revenues; and no business unit has a compensation structure that varies significantly from the overall risk and reward structure of the Company, such as when bonuses are awarded upon accomplishment of a task, while the income and risk to the Company extend over a significantly longer period of time.

Mr. John Reynolds
June 23, 2010

     In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you should have any questions about this letter, please call the undersigned at (603) 773-1177.

Very truly yours,
/s/ Carrie W. Teffner
Carrie W. Teffner
Chief Financial Officer

cc:	Mr. Steve Lo Mr. Ryan Milne Ms. Susann Reilly Mr. Jim Lopez Mr. Jeffrey B. Swartz Danette Wineberg, Esq.